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                               December 14, 2005




United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549




Attn:  Ms. April Sifford                       Mr. Yong Choi
       Branch Chief                            Division of Corporation Finance
       Division of Corporation Finance         (mail stop 7010)
       (mail stop 7010)


       Re:      Apache Corporation
                Form 10-K for the year ended December 31, 2004
                Definitive 14A filed on March 28, 2005
                File No. 1-4300


Ladies and Gentlemen:

This letter provides our responses to the comments in your letter of November 9, 2005. We believe that these responses should answer the issues raised in your comments, and we look forward to finalizing this current round of review. Please let me (713-296-6615) know if you have follow up questions or need further clarification. Also, please date-stamp the enclosed copy of this letter and return it in the enclosed stamped self-addressed envelope.


                                           Respectfully,

                                       /s/ Thomas L. Mitchell
                                           _____________________________
                                           Thomas L. Mitchell
                                           Vice President and Controller


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Apache Corporation
December 14, 2005
page 2
Form 10-K for the year ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

1. The amount in "Other" caption under cash flows from financing activities represents approximately 21% of your net cash provided by (used in) financing activities. Please separately disclose to the extent any of the items included in this caption exceed 10% on a stand alone basis. Additionally, please provide us with a detail of items that are included in this caption.

         SUPPLEMENTAL RESPONSE

         The following is a detail of the "Other" caption under cash flows from financing activities:

         Excess Tax Benefits of Stock Options                            31,693
         Derivative Activity with Financing Elements                     22,572
                                                                         ------
         Total "Other"                                                   54,265
                                                                         ======

         Inclusion of the "Excess Tax Benefits of Stock Options" in financing activities was based on guidance from Financial Accounting Standard Board (FASB) Statement 95, paragraph 19 as amended by Statement 123-R. Inclusion of the "Derivative Activity with Financing Elements" in financing activities was based on guidance from FASB Statement 149 (which amended FASB Statement 133), paragraph 45.

         Although we are not aware of a specific rule requiring separate disclosure of items exceeding 10% of the Net Cash provided by (used in) Financing Activities, we do note that the 10% threshold applies to several areas of SEC guidance. However, the detail was included in "Other" because we believe the individual items are insignificant to our cash flow presentation and do not provide additional information necessary to understand our financial statements. We respectfully ask that the SEC waive the request for us to separately disclose these particular items.

Anadarko Petroleum, page F-16

2. We note you recorded an $84 million liability for the future cost to produce and deliver the VPP volumes. Please tell us and disclose where the amortization of the liability is reported in your statement of consolidated operations and the authoritative accounting literature supporting your practice.

         SUPPLEMENTAL RESPONSE

         Our $84 million liability for the future cost associated with producing and delivering the VPP volumes is reflected in our Statement of Consolidated Operations as a credit



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Apache Corporation
December 14, 2005
page 3


         to the "Lease operating costs" line item and is amortized over time as the VPP volumes are produced. Our accounting treatment is supported by
         (i) EITF 00-01, which deals with proportionate consolidation in the extractive industry and (ii) FASB Statement 141 and EITF 95-03, which provide guidance on purchase price accounting for legal obligations assumed. In addition, our accounting treatment is analogous to the treatment of asset retirement obligations that are assumed in a business combination under FASB Statement 143.

         EITF 00-01

         EITF 00-01 directs companies in the extractive industry to present only their proportionate share of the revenues and expenses associated with producing their oil and gas reserves. Our net lease operating expenses ("LOE") and oil and gas revenues reflect only our proportionate share of the expenses and revenues associated with producing the oil and gas reserves in which we have a mineral interest. The expenses and revenues that are attributable to producing the VPP volumes owned by others are not included in our net lease operating expenses. Instead, our gross lease operating costs are reduced by the expenses attributable to the production of VPP volumes and our $84 million assumed liability is decreased by the same amount. As a result, there is no impact on our income statement when we incur expenses attributable to the VPP volumes.

         FASB STATEMENT 141 AND EITF 95-03

         As part of our allocation of the acquisition purchase price under FASB Statement 141, we recorded a legal obligation to produce the VPP volumes. Paragraph 37 (k) of FASB Statement 141 states that assumed liabilities generally include "unfavorable leases, contracts, and commitments and plant closing expense incident to the acquisition--at present values of amounts to be paid determined at appropriate current interest rates." The assumed liability attributable to the production of the VPP volumes was calculated based on the estimated future production costs associated with producing the VPP volumes using historical lease operating expenses. Because the assumed liability is amortized against lease operating expenses as they are incurred to produce the VPP volumes, the only impact on our income statement is the depletion of the initial allocated value of the oil and gas properties.

         Moreover, our accounting treatment is also supported by EITF 95-03. This EITF provides guidance for liabilities recognized in connection with a purchase business combination and states that a liability assumed should be recognized "only if the cost is not associated with or is not incurred to generate revenues of the combined entity after the consummation date." We recognized the assumed liability associated with producing the VPP volumes because the costs incurred by us to produce such volumes will be incurred under a contractual obligation that will not generate any revenue or provide any economic benefit to us. In addition, we did not record the reserves, production or related revenue associated with the VPP volumes.



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Apache Corporation
December 14, 2005
page 4


         ASSET RETIREMENT OBLIGATIONS

         Finally, asset retirement obligations (ARO), recorded under FASB Statement 143, also support our accounting treatment. ARO liabilities are an example of assumed liabilities that are accrued on the acquisition date, but are relieved with no direct impact to the statement of operations. The present value cost of the abandonment obligation is expensed through the value of the oil and gas properties purchased, while the liability is relieved over time as the cash outlays are actually incurred.

         SUMMARY

         Based on the guidance provided by EITF 00-01, FASB Statement 141, EITF 95-03 and FASB Statement 143, in our opinion, the appropriate method for reducing the assumed liability associated with the production of the VPP volumes is to remove from our lease operating costs the costs associated with the production of the VPP volumes, as such costs are incurred. Accordingly, under this presentation, only our share of production volumes, reserves, oil and gas revenue and lease operating expenses is included in the financial statements. The alternative is to reflect the relief of this lifting obligation as a revenue generating event which could lead investors to incorrectly conclude that we earned income or a profit on VPP quantities that were never owned. In addition, this alternative treatment would also gross-up our Statement of Consolidated Operations with the same costs expensed twice (both as LOE and as DD&A) offset by increased revenues. We believe that our current accounting treatment is accurate under the governing accounting standards and reflective of our actual operations.

         Our current disclosures reflect our accounting treatment by stating that we do not record any of the underlying reserves or production, revenues and costs associated with the VPP properties. We would propose, in response to the Staff's comment, to change our disclosure prospectively so that rather than referring to "amortization," we would state "the liability will be settled through a reduction of lease operating costs as the VPP volumes are produced."

Commitments and Contingencies, Page F-35

Texaco China B.V., page F-35

3. In your Form 10-K on March 12, 2004, in describing the potential outcome of the Texaco China B.V. litigation, you stated that Texaco will fully recover its costs associated with drilling the wells under its cost recovery contract with the Chinese national oil company, and the value of the interest re-assigned by Apache to Texaco far exceeds any damages that could be claimed by Texaco. Therefore, you believe any material recovery by Texaco is remote. However, during 2004, you recorded a reserve to fully reflect a pre-tax $71 million international arbitration award to Texaco. Please describe the deliberative process performed by you that led to the conclusion



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Apache Corporation
December 14, 2005
page 5


         as of March 12, 2004. Please also provide reasons as to why your anticipated outcome differed significantly from the ruling the second quarter 2004.

         SUPPLEMENTAL RESPONSE

         The deliberative process we performed that led to the conclusion as of March 12, 2004 was based on facts and circumstances known to us at that date, including the results of a mock arbitration we conducted, mediation between the parties, previous settlement offers from the plaintiff, and the advice of our outside litigation counsel and damages expert. The arbitrator's award in July 2004 far exceeded the results of those experiences. We strongly disagree with the decision of the arbitrator, which we are vigorously contesting. We filed a proceeding in federal court seeking to vacate the award. The court declined to vacate the award and, instead, confirmed it. We have appealed that decision to the United States Court of Appeals for the Fifth Circuit.

Definitive 14A filed on March 24, 2005

Independent Public Accountants, page 47

4. Your disclosure of principle accountant fees and services does not appear to follow the presentation and disclosure format provided under
         Item 14 of Form 10-K. Please group your fees relating to services preformed in 2003 and 2004 in connection with the acquisitions into the applicable captions in Item 14 of Form 10-K and revise your disclosure accordingly. Please also provide a detail of services performed by Ernst & Young LLP in connection with the acquisitions.

         SUPPLEMENTAL RESPONSE

         Our disclosure indicates that the Company incurred approximately $655,000 and $1,500,000 of fees paid to Ernst & Young ("E&Y") related to services performed in connection with acquisitions. These amounts were reflected in the service type table under both Audit-Related Services and Tax Services.

         For 2004, approximately $475,000 was incurred for accounting consultations and $180,000 was incurred for tax services on the Anadarko and Exxon acquisition. For 2003, approximately $500,000 was incurred for the accounting consultations and $1,000,000 was incurred for tax services on the BP Plc. North Sea acquisition and the Shell acquisition. E&Y reviewed the underlying contracts, accounting treatment and disclosures surrounding each specific acquisition. For tax services, E&Y spent considerable time assisting the Company in considering the most appropriate corporate structure for establishing operations in the United Kingdom and ensuring initial compliance with the local tax regulations.

         Apache believes that the allocation of fees as shown in Apache's 2005 proxy was made in accordance with the guidance provided in the Commission's Release No. 33-



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Apache Corporation
December 14, 2005
page 6


         8183 and, therefore, the disclosures are in compliance with the requirements of Item 14 of Form 10-K. In addition, our Proxy disclosure was consistent with our auditor's presentation of their fees to our Audit Committee.